                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

/X/   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
      1934

For the fiscal year ended DECEMBER 31, 2006

                                       or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                  to
                                -------------        -------------



                           Commission File No. 1-3548




                    MINNESOTA POWER AND AFFILIATED COMPANIES
                  RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

                            (Full Title of the Plan)

                          -----------------------------


                                  ALLETE, Inc.
                            30 West Superior Street
                          Duluth, Minnesota 55802-2093

                         (Name of issuer of securities
                         held pursuant to the Plan and
                          the address of its principal
                               executive office)

                          -----------------------------

                                      INDEX

                                                                            PAGE

Report of Independent Registered Public Accounting Firm                       2

Statement of Net Assets Available for Benefits -
        December 31, 2006 and 2005                                            3

Statement of Changes in Net Assets Available for Benefits -
        Year Ended December 31, 2006                                          4

Notes to Financial Statements                                                 5

Schedule I:     Schedule of Assets (Held at End of Year) -
                     December 31, 2006                                       12

Signatures                                                                   13


Note: Other schedules required by 29 CFR 2520.103.10 of the U.S. Department Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.


1                          ALLETE 2006 RSOP Form 11-K

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of the Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan


We have audited the accompanying Statement of Net Assets Available for Benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule of Assets (Held at End of Year) - December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Reilly, Penner & Benton LLP


Milwaukee, Wisconsin
June 15, 2007


                           ALLETE 2006 RSOP Form 11-K                          2

                                        MINNESOTA POWER AND AFFILIATED COMPANIES
                                       RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                        Thousands

                                                                                          DECEMBER 31,
                                                                                  2006                   2005
------------------------------------------------------------------------------------------------------------------
ASSETS

     Investments
         Participant Funds                                                      $314,595               $288,352
         Unallocated Funds                                                       117,217                116,402
------------------------------------------------------------------------------------------------------------------

                                                                                 431,812                404,754
------------------------------------------------------------------------------------------------------------------

     Contributions Receivable
         Participant                                                                 214                    207
         Employer                                                                  1,087                    946
------------------------------------------------------------------------------------------------------------------

                                                                                   1,301                  1,153
------------------------------------------------------------------------------------------------------------------

     Cash                                                                              1                      1

------------------------------------------------------------------------------------------------------------------

                                                                                 433,114                405,908
------------------------------------------------------------------------------------------------------------------

LIABILITIES

     Accrued Interest                                                              1,398                  2,387

     Accrued Administrative Expenses                                                   -                    124

     Long-Term Debt                                                               69,818                 69,818
------------------------------------------------------------------------------------------------------------------

                                                                                  71,216                 72,329
------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                               $361,898               $333,579
------------------------------------------------------------------------------------------------------------------

                            The accompanying notes are an integral part of these statements.


3                          ALLETE 2006 RSOP Form 11-K

                                        MINNESOTA POWER AND AFFILIATED COMPANIES
                                       RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                        Thousands

                                                                           YEAR ENDED DECEMBER 31, 2006
                                                              ----------------------------------------------------
                                                               PARTICIPANT         UNALLOCATED
                                                                  FUNDS               FUNDS             TOTAL
------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
     Dividend Income                                            $ 11,382             $ 3,754           $ 15,136
     Interest Income                                                 196                   -                196
     Net Appreciation in Fair Value of Investments                20,777               6,649             27,426
     Other                                                           506                   -                506
------------------------------------------------------------------------------------------------------------------

                                                                  32,861              10,403             43,264
------------------------------------------------------------------------------------------------------------------

CONTRIBUTIONS
     Participant                                                   8,132                   -              8,132
     Employer                                                          -               1,764              1,764
     Rollover                                                        542                   -                542
------------------------------------------------------------------------------------------------------------------

                                                                   8,674                1,764            10,438
------------------------------------------------------------------------------------------------------------------

DEDUCTIONS
     Participants' Withdrawals                                   (20,175)                  -            (20,175)
     Interest Expense                                                  -              (5,459)            (5,459)
     Administrative Expenses                                          (2)                (18)               (20)
     Redemption Fees                                                  (8)                  -                 (8)
------------------------------------------------------------------------------------------------------------------

                                                                 (20,185)             (5,477)           (25,662)
------------------------------------------------------------------------------------------------------------------

TRANSFERS AND ALLOCATIONS
     Transfer in of Subsidiary Net Assets                          5,860                   -              5,860
     Transfers to Retirement Plans                                (5,581)                  -             (5,581)
     Allocations to Participants                                   4,640              (4,640)                 -
------------------------------------------------------------------------------------------------------------------

                                                                   4,919              (4,640)               279
------------------------------------------------------------------------------------------------------------------

NET INCREASE                                                      26,269               2,050             28,319

NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of Year                                           287,111              46,468            333,579
------------------------------------------------------------------------------------------------------------------

     End of Year                                                $313,380             $48,518           $361,898
------------------------------------------------------------------------------------------------------------------

                            The accompanying notes are an integral part of these statements.


                           ALLETE 2006 RSOP Form 11-K                          4

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                  RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The  Minnesota  Power and  Affiliated  Companies  Retirement  Savings  and Stock
Ownership Plan (RSOP or Plan) is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974(ERISA), as amended, and qualifies as an employee stock ownership plan and profit sharing plan. At December 31, 2006, there were 1,892 participants in the RSOP. Participating affiliated companies (collectively, the Companies) at December 31, 2006, included:

     - ALLETE, Inc. (ALLETE or Company)
     - Minnesota Power (an operating division of ALLETE)
     - Superior Water, Light and Power Company
     - MP Affiliate Resources, Inc.

Effective October 30, 2006, assets held in the Florida Water Services Corporation Contributory Profit Sharing Plan were merged with the RSOP. Florida Water Services Corporation, a wholly owned subsidiary of ALLETE, discontinued its operations in 2004.

The RSOP provides eligible employees of the Companies an opportunity to save for retirement by electing to make before-tax and after-tax contributions through payroll deduction, and directing the contributions into various 401(k) investment options. (See Participant Investment Options.) The RSOP also provides eligible employees of the Companies employee stock ownership benefits in ALLETE common stock (Common Stock).

BASIS OF PRESENTATION

Participant funds represent the participants' 401(k) investment funds and shares allocated to participants in the ALLETE RSOP Stock Fund. Unallocated funds represent unallocated shares to be allocated to the participants in the ALLETE RSOP Stock Fund in the future.

ADMINISTRATION

The Plan is administered for the Companies by the Employee Benefit Plans Committee (Committee). The mailing address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The Committee consists of 11 members who were appointed by the Board of Directors of ALLETE. The Board of Directors has the power to remove members of the Committee from office. Members of the Committee are all employees of the Companies and receive no compensation for their services with respect to the Plan.

Committee responsibilities include determining compliance with the Plan's eligibility requirements, as well as, the administration and payment of benefits in a manner consistent with the terms of the Plan and applicable law. The
Committee has the authority to establish, modify and repeal policies and procedures as it deems necessary to carry out the provisions of the Plan. The Committee also has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the Plan. The Committee has the power to appoint an investment manager or managers (as defined by ERISA), attorneys, accountants and such other persons as it shall deem necessary or desirable in the administration of the Plan. The Companies or the Plan pays administration fees and expenses of agents, outside experts, consultants and investment managers. The Plan charges participants who take participant loans or use the Plan's self-managed brokerage account feature for expenses relating to such loans or accounts.


5                          ALLETE 2006 RSOP Form 11-K

Wachovia Retirement Services (Wachovia) a service group of Wachovia Corporation and Wachovia Bank, National Association, is the service provider for the Plan and handles participant recordkeeping, asset custody, trustee and certain other administrative responsibilities. Wachovia allows the Plan to value accounts daily and provides participants with on-line capability to direct the investment of their account balances. Wachovia Bank, N.A. (Trustee), which is located at 1525 West W.T. Harris Boulevard, Charlotte, North Carolina 28262-8522 is the trustee for the Plan. The Trustee carries $20 million of blanket bond insurance and $20 million of professional liability insurance.

On June 1, 2006, Wachovia Bank, N.A. purchased the defined contribution recordkeeping business of Ameriprise Financial, Inc., the parent company of Ameriprise Financial Services, Inc. and Ameriprise Trust Company. Ameriprise Retirement Services, a service group of Ameriprise Financial Services, Inc. and Ameriprise Trust Company, was the service provider for the Plan, and Ameriprise Trust Company was the trustee for the Plan. Ameriprise continued to provide recordkeeping and directed trustee services for the Plan until April 1, 2007, when the transition to Wachovia was completed.

PARTICIPANT INVESTMENT OPTIONS

The Plan's 401(k) investment fund options at December 31, 2006, are listed below. Detailed descriptions of the investment options and risk profiles are available in the corresponding fund's prospectus.

     -   ALLETE Stock Fund
     -   RiverSource Trust Bond Index Fund II
     -   RiverSource Trust Income Fund II
     -   RiverSource Trust Small Cap Equity Index Fund II
     -   Artisan International Fund
     -   Dodge & Cox Stock Fund
     -   Dodge & Cox International Fund
     -   HighMark Small Cap Value Fund
     -   MainStay Large Cap Growth Fund
     -   The Oakmark Equity and Income Fund
     -   Oppenheimer Developing Markets Fund
     -   Vanguard Institutional Index Fund
     -   Vanguard Mid-Cap Index Fund
     -   William Blair Small Cap Growth Fund

Participants may also establish a self-managed brokerage account, which allows the participant to make investments in or transfers to a wide range of securities, including publicly traded stocks, bonds and mutual funds.
Participants who have a self-managed brokerage account pay an annual fee in addition to any trading fees incurred upon investment changes.

Participants may change their level of contribution, change their investment elections for future contributions and make transfers between investment options at any time by contacting Wachovia.

FUND TRANSFER RESTRICTIONS. In 2006, the Vanguard Mid-Cap Index Fund and the Vanguard Institutional Index Fund began restricting participants from purchasing shares in these funds for a period of 60 days from the date the participants transfer shares out of these funds.

REDEMPTION FEES. Certain mutual funds charge redemption fees that are paid out of the participant's account. A redemption fee is charged when shares are transferred or exchanged out of the fund before the fund's minimum holding period has been met.


SUMMARY OF                                          EFFECTIVE              REDEMPTION                MINIMUM
REDEMPTION FEES BY FUND                                DATE                   FEE                HOLDING PERIOD
------------------------------------------------------------------------------------------------------------------

Artisan International Fund                         June 1, 2005                2%                    90 days
Oppenheimer Developing Markets                     June 1, 2005                2%                    30 days
William Blair Small Cap Growth Fund                June 1, 2005                1%                    60 days
------------------------------------------------------------------------------------------------------------------

                           ALLETE 2006 RSOP Form 11-K                          6

EMPLOYEE STOCK OWNERSHIP BENEFITS - ALLETE RSOP STOCK FUND

ALLETE sponsors a leveraged employee stock ownership plan (ESOP) within the RSOP. Eligible employees of the Companies receive Common Stock ownership benefits in the ALLETE RSOP Stock Fund. These benefits are primarily funded by payments made by the Plan on a loan (see Loan Account). Shares of Common Stock are allocated to eligible employees as provided by the Plan (see Basic Account, Special Account, Partnership Account, Bargaining Unit Account, Matching Account and Results Sharing Account). The shares of Common Stock allocated to a participant's ALLETE RSOP Stock Fund come from the Loan Account, as determined by ALLETE. Each participant's account value, however, is determined on a unit basis and consists of both Common Stock and cash. (See Note 4.) The unit value is adjusted each business day to reflect investment results, including cash.

Dividends are automatically reinvested in Common Stock held in the ALLETE RSOP Stock Fund. However, participants may make an election, at any time, to receive cash dividends paid on certain eligible shares. Units within a participant's Basic Pre-1989 Account can be withdrawn at any time, while all other units within a participant's ALLETE RSOP Stock Fund can be withdrawn when the participant reaches age 59 1/2 or terminates employment. Participants may transfer all or any part of their ALLETE RSOP Stock Fund, excluding their Basic Pre-1989 Account, to other 401(k) investment options at any time. Effective January 1, 2007, participants may transfer their Basic Pre-1989 Account to other 401(k) investment options at any time.

LOAN ACCOUNT. The RSOP was amended in 1990 to establish a leveraged Loan Account and borrow $75 million (RSOP Loan) to acquire 2,830,188 newly issued shares of Common Stock (1,886,792 shares adjusted for stock splits) from ALLETE for the benefit of eligible participants. Under this amendment, active participants with a Basic Account are allocated shares to their Special Account with a value at least equal to: (a) dividends payable on shares held by those participants in the Plan and (b) tax savings generated from the deductibility of dividends paid on all shares of Common Stock held in the RSOP as of August 4, 1989. In accordance with this amendment, a promissory note was issued to ALLETE for $75 million at a 10.25% interest rate with a term not to exceed 25 years. In 2006, the RSOP loan was refinanced at a 6% interest rate. The Loan Account may also provide for other allocation types as determined by the Company.

BASIC ACCOUNT. Participants' Basic Accounts received shares of Common Stock purchased with incremental investment tax credit contributions and payroll-based tax credit contributions. Contributions to the participants' Basic Accounts ceased after 1986.

SPECIAL ACCOUNT. For the years 1985 through 1989, the Companies received a tax deduction for cash dividends paid to participants on ALLETE RSOP Stock Fund shares in their Basic Account. The Companies contributed, to the ALLETE RSOP Stock Fund, an amount equal to the estimated income tax benefit of the dividend deduction associated with eligible shares in the Basic Account. Shares of Common Stock purchased with these contributions were allocated to the participants' Special Account.

PARTNERSHIP ACCOUNT. For the years 1989 through 2005, partnership allocations were made to each nonunion participant's Partnership Account as a fixed percentage of each eligible participant's annual salary, plus, to the extent of any additional value to be allocated in the plan year, an amount based on the ratio of the participant's annual compensation to the annual compensation of all eligible participants. Shares credited to participants' Partnership Accounts as a fixed-percentage partnership allocation for the years 1989 through 2001 had a value equal to 2% of annual compensation; the fixed-percentage partnership allocation for the years 2002 through 2005 and prorated for the period from January 1 through September 30, 2006 was 3.5% of annual compensation. Since October 1, 2006, the fixed-percentage partnership allocation to each nonunion participant hired before October 1, 2006 has ranged from 6% to 12% of annual compensation depending on the participant's age. The fixed-percentage Partnership allocation to each nonunion participant hired on or after October 1, 2006 is 6% of annual compensation.

BARGAINING UNIT ACCOUNT. Quarterly non-elective allocations are made to the ALLETE RSOP Stock Fund equal to 1% of each union participant's eligible compensation.


7                          ALLETE 2006 RSOP Form 11-K

MATCHING ACCOUNT. For nonunion participants hired before October 1, 2006, quarterly matching allocations were made to the ALLETE RSOP Stock Fund equal to 50% of each nonunion participant's 401(k) before-tax contributions, disregarding contributions in excess of 4% of the participant's periodic pay for the period through October 1, 2006. Thereafter, quarterly matching allocations are equal to 100% of each nonunion participant's 401(k) before-tax contributions and effective January 1, 2007 Roth 401(k) contributions, disregarding contributions in excess of 4% of the participant's periodic pay for the period.

For nonunion participants hired on or after October 1, 2006, quarterly matching allocations are made to the ALLETE RSOP Stock Fund equal to 100% of each nonunion participant's 401(k) before-tax contributions and effective January 1, 2007 Roth 401(k) contributions, disregarding contributions in excess of 5% of the participant's periodic pay for the period.

RESULTS SHARING ACCOUNT. Beginning with the results sharing award earned for 2006, allocations are made to the ALLETE RSOP Stock Fund equal to 50% of each nonunion and union participant's Results Sharing Award.

FLORIDA WATER ACCOUNT. Effective October 30, 2006, $5.8 million of assets held in the Florida Water Services Corporation Contributory Profit Sharing Plan (Florida Water Plan) were merged with the RSOP.

CONTRIBUTIONS

PARTICIPANT CONTRIBUTIONS to the Plan consist of the following:

     - BEFORE-TAX CONTRIBUTIONS. Before-tax contributions consist of salary reduction contributions, results sharing contributions and flexible dollar contributions. Total before-tax contributions in 2006 could not exceed $15,000 for participants less than age 50 or $20,000 for participants at least age 50, as permitted under Section 401(k) of the Internal Revenue Code (Code).

         - SALARY REDUCTION CONTRIBUTIONS. Salary reduction contributions are equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

         - RESULTS SHARING CONTRIBUTIONS. Results sharing contributions are equal to the portion (up to 50 percent) of the Results Sharing Award the participant irrevocably elects to forgo and that, pursuant to the ALLETE Results Sharing Program, would otherwise be paid to the participant.

     - VOLUNTARY CONTRIBUTIONS (AFTER-TAX CONTRIBUTIONS). Each participant is also allowed to make voluntary after-tax contributions to the Plan through payroll deductions. Total voluntary contributions made by a participant may not exceed 25% of the participant's compensation in any pay period.

     - ROLLOVERS. Contributions by participants may also be made through rollovers from other qualified plans or individual retirement accounts.

     - ROTH 401(K) CONTRIBUTIONS. Participants may make the following types of contributions to the Plan on an after-tax basis in the form of Roth 401(k) Contributions:

         - ROTH SALARY REDUCTION CONTRIBUTIONS. Effective January 1, 2007, salary reduction contributions are equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

         - ROTH RESULTS SHARING CONTRIBUTIONS. Beginning with the award earned for 2007, results sharing contributions are equal to the portion (up to 50%) of the Results Sharing Award the participant irrevocably elects to forgo and that, pursuant to the ALLETE Results Sharing Program, would otherwise be paid to the participant.

         Roth 401(k) contributions are in lieu of part or all of the before-tax contributions participants are otherwise eligible to make.


                           ALLETE 2006 RSOP Form 11-K                          8

EMPLOYER CONTRIBUTIONS for each year are paid to the Trustee either in cash or in Common Stock. Expenses incurred in discretionary activities relating to the design, formation and modification of the Plan (commonly characterized as "settlor" functions) are paid by the Companies.

VESTING AND FORFEITURE ACCOUNT

As of July 1, 2001, all contributions plus actual earnings thereon are fully vested and nonforfeitable. In 2005, the Plan was amended to allow distribution checks issued and outstanding for more than 180 days (unclaimed benefits) to be redeposited into the Plan and treated as forfeitures. The forfeiture account consists of previously forfeited nonvested accounts and unclaimed benefits, totaling $273,000 at December 31, 2006 ($30,000 at December 31, 2005) and is invested in RiverSource Trust Income Fund II. Dollars from the forfeiture account may be used to reduce future Plan expenses. The forfeiture account increased in 2006 primarily due to the merger of the Florida Water Plan into the RSOP.

DISTRIBUTIONS AND WITHDRAWALS

A participant may elect, at any time, to receive in cash, future dividends paid on Common Stock shares in their ALLETE RSOP Stock Fund Basic Pre-1989 or Basic Post-1989 Account and ALLETE Stock Fund.

Prior to termination, participants may withdraw, at any time, all or any part of their:
     -   Plan accounts,  if the participant has attained age 59 1/2;
     -   After-tax account, regardless of the participant's age; or
     -   Pre-1989 Basic Account, regardless of the participant's age.

When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive all or any part of their Plan accounts.

TRANSFERS TO RETIREMENT PLANS. Upon retirement, participants may elect to transfer their Plan account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B if the participant is receiving a benefit from one of these retirement plans. The amount of transfers to these retirement plans totaled $5,581,294 for 2006.

LOAN PROGRAM. The Plan allows participants to borrow money from their Plan accounts. The maximum amount a participant may borrow is equal to the lesser of
(a) the participant's aggregate before-tax account, after-tax account and rollover account balances, (b) 50% of their total Plan balance, or (c) $50,000, less the largest outstanding loan balance owed in the prior 12-month period. The loans may not be less than $1,000. The loans are for terms up to five years for a general-purpose loan and ten years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1% on the first day of the month that the loan is originated is charged until the loan is repaid. As loans are repaid, generally through payroll deductions, principal and interest amounts are re-deposited into the participant's Plan accounts. Participants are required to pay a $50 loan application fee to cover the cost of processing the loan.

PLAN TERMINATION

The Companies reserve the right to reduce, suspend or discontinue their contributions to the Plan, at any time, or to terminate the Plan in its entirety subject to the provisions of ERISA and the Code. If the Plan is terminated, all of the account balances of the participants will be distributed in accordance with the terms of the Plan.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The Plan uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred. Common stock and mutual fund investments are reported at their fair value based on quoted market prices. Collective fund investments are reported at net asset value which approximates fair value. Participants' loans are reported at estimated fair value which represents outstanding principal and any related accrued interest.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the


9                          ALLETE 2006 RSOP Form 11-K
reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on disposed investments and the unrealized appreciation (depreciation) on those investments owned at year end.

The Plan invests in various funds that are a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

NOTE 3 - FEDERAL INCOME TAX STATUS

A favorable determination letter dated March 23, 2004, was obtained from the Internal Revenue Service stating that the RSOP, as amended and restated effective January 1, 2002, qualified as an employee stock ownership plan and a profit sharing plan under Section 401(a) of the Code.

An application for a new determination letter for the RSOP, as amended and restated effective January 1, 2007, was filed with the Internal Revenue Service on January 31, 2007. The Committee continues to believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4 - INVESTMENTS


FAIR/NET ASSET VALUE OF INVESTMENTS
REPRESENTING 5% OR MORE OF ASSETS
AT DECEMBER 31,                                                                          2006                 2005
-----------------------------------------------------------------------------------------------------------------------
Thousands
ALLETE RSOP Stock Fund                                                                 $200,298             $198,783
RiverSource Trust Income Fund II                                                        $45,093              $44,356
ALLETE Stock Fund                                                                       $28,308              $28,499
Vanguard Institution Index Fund                                                         $28,092              $26,446
The Oakmark Equity and Income Fund                                                      $21,430              $20,438
-----------------------------------------------------------------------------------------------------------------------

                                                                 NUMBER OF                                   FAIR
ALLETE RSOP STOCK FUND                                            SHARES                 COST                VALUE
-----------------------------------------------------------------------------------------------------------------------
Thousands
December 31, 2006        Allocated    - Common Stock               1,766                $48,958              $82,184
                                        Money Market                                        897                  897
-----------------------------------------------------------------------------------------------------------------------

                                                                                         49,855               83,081
-----------------------------------------------------------------------------------------------------------------------

                         Unallocated  - Common Stock               2,475                 37,993              115,192
                                        Money Market                                      2,025                2,025
-----------------------------------------------------------------------------------------------------------------------

                                                                                         40,018              117,217
-----------------------------------------------------------------------------------------------------------------------

                                                                                        $89,873             $200,298
-----------------------------------------------------------------------------------------------------------------------

December 31, 2005        Allocated    - Common Stock               1,855                $48,615              $81,606
                                        Money Market                                        775                  775
-----------------------------------------------------------------------------------------------------------------------

                                                                                         49,390               82,381
-----------------------------------------------------------------------------------------------------------------------

                         Unallocated  - Common Stock               2,612                 40,103              114,952
                                        Money Market                                      1,450                1,450
------------------------------------------------------------------------------------------------------------------------

                                                                                         41,553              116,402
-----------------------------------------------------------------------------------------------------------------------

                                                                                        $90,943             $198,783
-----------------------------------------------------------------------------------------------------------------------

                           ALLETE 2006 RSOP Form 11-K                         10

For the ALLETE Stock Fund and the ALLETE RSOP Stock Fund, each participant's account value is determined on a unit basis and consists of both Common Stock and cash invested in a money market fund. The unit value is adjusted each business day to reflect investment results including cash.

                                           ALLETE STOCK FUND                              ALLETE RSOP STOCK FUND
                                      --------------------------------------------------------------------------------
AT DECEMBER 31,                        2006                 2005                         2006                 2005
-----------------------------------------------------------------------------------------------------------------------
Thousands

Number of Units                         4,834                5,139                       13,348               13,996

Common Stock                          $28,167              $27,989                      $82,184              $81,606
Money Market                              141                  510                          897                  775
-----------------------------------------------------------------------------------------------------------------------

Net Value                             $28,308              $28,499                      $83,081              $82,381
-----------------------------------------------------------------------------------------------------------------------

NOTE 5 - REPAYMENT OF LOAN

The Trustee repays principal and interest on the RSOP Loan with dividends paid on the shares of Common Stock in the Loan Account and with certain employer contributions to the Plan. The shares of Common Stock acquired by the Trustee are held in the Loan Account, and allocated to the accounts of Plan participants as the RSOP Loan is repaid.

The RSOP Loan was obtained from ALLETE. There were 2,475,120 unallocated shares of Common Stock in the Plan pledged as collateral at December 31, 2006. Prepayments of principal can be made without penalty. The lender has no rights to shares that are allocated under the Plan.

                               PRINCIPAL PAYMENTS
                              $70 MILLION 6% LOAN
                        ----------------------------------
                                    Thousands

                        2007                       $ 1,700
                        2008                         1,800
                        2009                         1,900
                        2010                         2,000
                        2011                         2,100
                        2012                        10,318
                        2013                        12,500
                        2014                        12,500
                        2015                        12,500
                        2016                        12,500
                        ----------------------------------

                                                   $69,818
                        ----------------------------------

NOTE 6 - DEPARTMENT OF LABOR EXAMINATION

In October 2005, the U.S. Department of Labor (DOL) began an examination of the RSOP and in June 2006 the DOL advised the Company of its findings. In response to the DOL's request, the Company and Trustee made several minor amendments to the RSOP, promissory note and trust agreement. The Company reimbursed the Trustee for administrative expenses in the amount of $2,371 including interest. The Company believes that it has satisfied all of the DOL's requests.


11                         ALLETE 2006 RSOP Form 11-K

                                                                      SCHEDULE I

                                        MINNESOTA POWER AND AFFILIATED COMPANIES
                                       RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                               PLAN NUMBER 002 / EMPLOYER IDENTIFICATION NUMBER 41-0418150
                                        SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                              FORM 5500 SCHEDULE H LINE 4I
                                                  AT DECEMBER 31, 2006
                                                        Thousands
(a)                      (b)                                            (c)                      (d)          (e)

                                                                   DESCRIPTION OF                           CURRENT
                   IDENTITY OF ISSUER                                INVESTMENT                COST <F1>     VALUE
-----------------------------------------------------------------------------------------------------------------------
    ALLETE RSOP STOCK FUND
  *  ALLETE, Inc.                                          Common Stock - 4,241 Shares         $86,951      $197,376
  *  RiverSource Money Market II                           Money Market                          2,922         2,922
-----------------------------------------------------------------------------------------------------------------------

          Total ALLETE RSOP Stock Fund                                                         $89,873       200,298
-----------------------------------------------------------------------------------------------------------------------

    ALLETE STOCK FUND
  *  ALLETE, Inc.                                          Common Stock - 606 Shares                          28,167
     RiverSource Money Market II                           Money Market                                          141
-----------------------------------------------------------------------------------------------------------------------

          Total ALLETE Stock Fund                                                                             28,308
-----------------------------------------------------------------------------------------------------------------------

    COLLECTIVE FUND SECURITIES
  *  RiverSource Trust Bond Index Fund II                  Collective Fund - 399 Shares                        6,029
  *  RiverSource Trust Income Fund II                      Collective Fund - 1,692 Shares                     45,093
  *  RiverSource Trust Small Cap Equity Index Fund II      Collective Fund - 117 Shares                        2,827
-----------------------------------------------------------------------------------------------------------------------

          Total Collective Fund Securities                                                                    53,949
-----------------------------------------------------------------------------------------------------------------------

    MUTUAL FUND SECURITIES
     Artisan International Fund                            Mutual Fund - 326 Shares                            9,446
     Dodge & Cox International                             Mutual Fund - 159 Shares                            6,960
     Dodge & Cox Stock Fund                                Mutual Fund - 112 Shares                           17,112
     Highmark Small Cap Value Fund                         Mutual Fund - 659 Shares                           11,697
     Mainstay Large Cap Growth Fund                        Mutual Fund - 673 Shares                            3,977
     The Oakmark Equity and Income Fund                    Mutual Fund - 828 Shares                           21,430
     Oppenheimer Developing Markets Fund                   Mutual Fund - 483 Shares                           19,921
     Vanguard Institutional Index Fund                     Mutual Fund - 217 Shares                           28,092
     Vanguard Mid-Cap - Institutional Fund                 Mutual Fund - 635 Shares                           12,602
     William Blair Small Cap Growth Fund                   Mutual Fund - 442 Shares                           11,476
-----------------------------------------------------------------------------------------------------------------------

          Total Mutual Fund Securities                                                                       142,713
-----------------------------------------------------------------------------------------------------------------------

    SELF-MANAGED BROKERAGE ACCOUNTS                                                                            3,800
-----------------------------------------------------------------------------------------------------------------------

  * PARTICIPANT LOANS                                      Loans Receivable from
                                                           Participants - 5% to 13.65%                         2,744
-----------------------------------------------------------------------------------------------------------------------

    TOTAL INVESTMENTS                                                                                       $431,812
-----------------------------------------------------------------------------------------------------------------------
*  Party in Interest

---------------------

<F1> Not required for participant directed transactions.

                           ALLETE 2006 RSOP Form 11-K                         12

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ALLETE, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    MINNESOTA POWER AND AFFILIATED COMPANIES
                                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

                               By:     ALLETE, Inc., its Plan Administrator
                               -------------------------------------------------



June 25, 2007                                   Donald J. Shippar
                               -------------------------------------------------

                                                Donald J. Shippar
                                Chairman, President and Chief Executive Officer


13                         ALLETE 2006 RSOP Form 11-K

                               INDEX TO EXHIBITS


EXHIBIT
-------

   a   -    Consent of Independent Registered Public Accounting Firm

                           ALLETE 2006 RSOP Form 11-K

                                                                       EXHIBIT a


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement (No. 333-124455) on Form S-8 of ALLETE, Inc. of our report dated June 15, 2007, with respect to the statements of net assets available for benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan for the years ended December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the year ended December 31, 2006, and the related supplemental schedules as of December 31, 2006, which report appears in the December 31, 2006, annual report on Form 11-K of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan.


Reilly, Penner & Benton LLP

Reilly, Penner & Benton LLP
Milwaukee, Wisconsin
June 15, 2007